United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-561
WINDARRA MINERALS LTD.

WINDARRA MINERALS LTD. – "WRA"

NEWS RELEASE **SEPTEMBER 9, 2002**

SUPPL

September 9, 2002- Windarra Minerals Ltd. (the "Company") announces that upon the directors completing its due diligence, the Company will not be proceeding with the amalgamation and reverse take-over of China Energy and Power Corporation.

The Company is actively seeking new business opportunities.

BY ORDER OF THE BOARD

"John Pallot"

John Pallot, President

SEC MAIL PROCESSING
RECEIVED
SEP 19 2002
WASH. D.C. 154 SECTION

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

dlw 9/23

Two Bentall Centre, 555 Burrard Street, 9th Floor, Vancouver, BC, V7X 1M8 Phone: (604) 688-1508 Fax: (604) 893-7071